                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Phyllis G. Redstone
                           c/o Marta B. van Dam, Esq.
                                Gadsby Hannah LLP
                               225 Franklin Street
                           Boston, Masaachusetts 02110
                            Telephone: (617) 345-7000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 4, 2003
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 969-901-107                                          Page 1 of 3 Pages
                                  Schedule 13D
--------------------------------------------------------------------------------

(1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                               PHYLLIS G. REDSTONE
--------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member of Group (See Instructions)

/ / (a)
       -------------------------------------------------------------------------

/ / (b)
       -------------------------------------------------------------------------

(3) SEC Use Only
                ----------------------------------------------------------------

(4) Sources of Funds (See Instructions)                   N/A
                                       -----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
            --------------------------------------------------------------------

(6) Citizenship or Place of Organization             United States
                                        ----------------------------------------


-------------

                        (7)  Sole Voting Power        1,248,800
Number of                                     ----------------------------------
 Shares
Beneficially            (8)  Shared Voting Power
 Owned by                                       --------------------------------
  Each
 Reporting              (9)  Sole Dispositive Power   1,248,800
Person With                                        -----------------------------

                        (10) Shared Dispositive Power
                                                     ---------------------------
-------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  --------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   4.3 %
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)               IN
                                                --------------------------------

                                                               Page 2 of 3 Pages


Item 1.  Security and Issuer.
         -------------------

     This Amendment No. 2 amends the Statement on Schedule 13D previously filed with the SEC on July 30, 2002 and amended on April 4, 2003 by Ms. Phyllis G. Redstone with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of WMS Industries, Inc. (the "Issuer") as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     The Reporting Person is currently the beneficial owner, with sole dispositive and voting power, of 1,248,800 Common Shares, or approximately 4.3%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of July 21, 2003). Transactions effected since the filing of the
Schedule 13D/A filed with the SEC on July 30, 2002 include the following open market dispositions (all transactions were executed by Merrill Lynch, Pierce, Fenner & Smith, Inc.):


                  Date            No. of Shares      Price
                  ----            -------------      -----

                  06-12-03            3,500          $17.37
                  06-13-03            1,500          $17.48
                  06-16-03            3,000          $17.52
                  07-11-03            5,200          $16.53
                  07-14-03           13,950          $16.85
                  07-18-03            9,650          $16.53
                  07-21-03           10,500          $16.72
                  07-22-03           24,350          $16.80
                  07-24-03            9,700          $16.79
                  07-25-03            3,400          $16.85
                  07-29-03           52,400          $17.48
                  07-30-03          100,000          $17.78
                  08-04-03          142,750          $20.52
                  08-05-03          125,900          $20.50
                  08-06-03          134,000          $20.03
                  08-07-03          128,700          $20.20
                  08-08-03          107,500          $20.03
                  08-11-03          133,100          $20.01
                  08-12-03          120,000          $20.00
                  08-13-03           89,900          $22.74
                  08-14-03          117,000          $21.73


                                                               Page 3 of 3 Pages



                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





August 14, 2003                            /s/Phyllis G. Redstone
                                           -------------------------------------
                                           Phyllis G. Redstone